Openwave Systems Inc.

2100 Seaport Boulevard

Redwood City

California

94063

USA

Tel: 650.480.8000

Fax: 650.480.8100

April 10, 2008

Mark Kronforst

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Openwave Systems Inc.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Filed February 7, 2008

File no. 001-16073

Dear Mr. Kronforst:

We have received and reviewed your letter dated March 31, 2008. The following is our response to your comment and request. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Notes to Condensed Consolidated Financial Statements—Unaudited

(5) Balance Sheet Components

(b) Long-term Investments, page 13

1. Please explain your basis for concluding that the reference to the valuation prepared by the investment firm is not a reference to a third-party valuation specialist subject to Rule 436(b) of Regulation C. As part of your response, please provide us with the proposed disclosure referred to in your response.

Response: We did not consider our reference to the investment firm to be a reference to a third-party valuation specialist because the investment firm utilized a standard discounted cash flow model to perform its valuation. As such, we believe that the valuation performed by the investment firm utilized substantially the same methodology that other non-experts, i.e. company treasurers, used to perform the valuation of the same or substantially similar securities. For example, as indicated in our letter to you dated

Mark Kronforst

Securities and Exchange Commission

April 10, 2008

March 21, 2008, when we performed our internal procedures, verification, and inquiries of other treasury departments we learned that other similarly situated companies had performed their own discounted cash flow model when performing their valuation procedures with similar results.

Prior to the time that the market for auction rate securities began to fail in late 2007, expertise was not required in valuing these securities because there was a liquid market for these securities which demonstrated fair value based on recent trades. As a result, we do not believe valuation specialists existed for such securities.

We also believe that a reasonable investor would not have construed our reference to the investment firm as our reliance on a valuation specialist with respect to these securities since no such specialist can be assumed to currently exist. There is no basis to presume that anyone is a valuation specialist until such time the accuracy of the valuation is able to be proven, which cannot occur until the market for these securities resumes.

In our upcoming Form 10-Q for the quarter ending March 31, 2008, assuming no other single methodology becomes preferable for valuing these securities, we plan to include disclosure similar to the following:

“We estimated the fair value of these instruments using a standard discounted cash flow model of the interest and principal payments expected from these securities over a period of 4 to 7 years, as discussed under Critical Accounting Policies and Judgments in Item 2 of this Form 10-Q.”

In our Critical Accounting Policies we will discuss the inputs and assumptions used, as well as the estimated impact of using different assumptions for the key inputs. We will not mention a third party when discussing the valuation.

The above proposed disclosure is relevant only to our upcoming Form 10-Q, since subsequent to the filing of our Form 10-Q on February 7, 2008, we have hired additional resources in our Treasury department and have performed additional procedures than discussed in our response to you dated March 21, 2008.

If you have any questions or further comments, please contact me at (650) 480-4924.

Sincerely,

/s/ Anne Brennan
Anne Brennan
Interim Chief Financial Officer